Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

As of June 30, 2026, and for the Six Months then Ended

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Unless otherwise noted and other than in our historical financial statements and the notes thereto incorporated by reference herein, the share and per share information included herein reflects the 1-for-3 reverse share split that became effective on March 11, 2026 and the 1-for-3 reverse share split that became effective on June 22, 2026 of our outstanding Ordinary Shares, no par value per share, or the Ordinary Shares.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	Surface Nerve Conductance becoming the industry standard input method for wearable computing and consumer electronics;

●	our ability to maintain and expand our existing customer base;

●	shareholder activism and changes to our board of directors;

●	our ability to maintain and expand compatibility of our devices with a broad range of mobile devices and operating systems;

●	our ability to maintain our business models;

●	our ability to correctly predict the market growth;

●	our ability to remediate material weaknesses in our internal control over financial reporting;

●	our ability to retain our founders;

●	our ability to maintain, protect, and enhance our intellectual property;

●	our ability to raise capital through the issuance of additional securities;

●	the impact of competition and new technologies;

●	the impact of tariffs, trade restrictions, and geopolitical shifts on our operations, supply chain, and market opportunities;

●	our ability to comply with Nasdaq Capital Market listing requirements;

●

the global political and economic environment in countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel-Gaza Strip war, the war with Iran and conflicts with Hezbollah in Lebanon;

●	projected capital expenditures and liquidity;

●	changes in our strategy; and

●	litigation.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2025, or our Annual Report, which was filed with the Securities and Exchange Commission, or the SEC, on March 12, 2026, our Report on Form 6-K furnished with the SEC on July 27, 2026, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2026, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Overview

We are a growth company developing a non-invasive neural input interface in the form of a wearable wristband for controlling digital devices using subtle finger gestures and hand movements. Since our technology was introduced to the market in 2014, we have been working with both business-to-business, or B2B, and business-to-consumer, or B2C, customers as part of our push-pull strategy. We have completed the transition phase from research and development to commercialization of our technology into B2B products. At the same time, starting in December 2023, we have commenced shipment of the Mudra Band, our first B2C consumer product, and aftermarket accessory band for Apple Watch that enables gesture control across Apple ecosystem devices such as iPhone, Mac computer, Apple TV, and iPad, inter alia. In September 2024, we launched the Mudra Link, a universal gesture control wearable wristband and we have started shipping the Mudra Link to customers in the first quarter of 2025.

Mudra Development Kit, originally named Mudra Inspire, our B2B development kit product, started selling to B2B customers in 2018 as the first point of business engagement and contributed to our early-stage revenues. At CES 2024, the Mudra Band for Apple Watch, our flagship B2C product was included in the “Best of CES 2024” products list by SlashGear. At CES 2025, the Mudra Link, our gesture control stand-alone wristband for all Bluetooth compatible devices won the CES 2025 Honoree Award in XR Technologies & Accessories.

In addition to consumer electronics, we have recently expanded our brand to include neurotech and brain-computer interface sensors, with additional verticals that include Industry 4.0 – a new phase in the Industrial Revolution that focuses on interconnectivity, automation, machine learning, and real-time data, digital health, sport analytics, and more. Our research is building an intention-detection layer that improves the way artificial intelligence, or AI, understands human intent from wrist-worn sensors. This intent-detection layer underpins other research and verticals across the company, including physical AI and gesture recognition. It is also being applied in a clinical study on stroke rehabilitation, where patients have lost control of their hand and are trained to move virtual objects using the intention to move it, helping to rebuild the neural pathways behind hand control.

In February 2026, we announced the formation of ai6 Labs, a closed-loop AI ecosystem that bridges human intent with digital reality by integrating foundational neural research, product commercialization, and a high-velocity AI accelerator into a single virtuous cycle. ai6 Labs is our innovation initiative, which combines foundational neural research, product commercialization and an AI accelerator into a single closed loop, with the objective of shortening the path from research to commercialized products.

We have recently formed a new physical AI business unit, which commercializes our latest hardware and lab as a wearable data layer for embodied AI. We launched the Mudra Pro, unveiling our high fidelity electromyography-based data, and demonstrated our camera plus wearable "uplift", fusing wrist-worn signals with egocentric video to deliver hand pose and joint-angle estimation, pressure and force estimation, and manipulation-onset segmentation that cameras alone cannot produce, and thus completing an initial fused dataset. We believe these initiatives will position us with the growing demand for human-intent data in physical AI.

Results of Operations

Comparison of the Six Months Ended June 30, 2026 and 2025

The following table summarizes our unaudited results of operations for the six months ended June 30, 2026 and 2025:

	Six Months Ended June 30,
U.S. dollars in thousands	2026	2025
Revenues	350	294
Cost of revenues	(308)	(272)
Impairment of product sales inventory	(67)	(175)
Research and development, net	(2,697)	(1,466)
Sales and marketing expenses	(1,240)	(919)
General and administrative expenses	(1,905)	(1,220)
Operating Loss	(5,867)	(3,758)
Financing income, net	351	48
Loss before taxes	(5,516)	(3,710)
Tax expenses	(4)	(5)
Comprehensive and net loss	(5,520)	(3,715)

Revenues

Revenue increased by approximately $56 thousand, to approximately $350 thousand, or 19%, for the six months ended June 30, 2026 from approximately $294 thousand for the six months ended June 30, 2025. The revenues during the six months ended June 30, 2026 were mainly from sales of the Mudra Band and Mudra Link. The revenue increase was mainly attributed to growth in B2C sales.

Cost of revenues

Cost of materials sold increased by approximately $35 thousand, or 13%, to approximately $308 thousand for the six months ended June 30, 2026 from approximately $272 thousand for the six months ended June 30, 2025. The increase was primarily due to an increase in our B2C sales.

Impairment of product sales inventory

During the six months ended June 30, 2026, we recognized an inventory write-off of $67 thousand in cost of goods sold. During the six months ended June 30, 2025, we recognized an inventory loss and write-off of $175 thousand in cost of goods sold, to cover risks arising from slow-moving items and excess inventories.

Research and development, net

Research and development expenses, net increased by approximately $1,231 thousand, or 84%, to approximately $2,697 thousand for the six months ended June 30, 2026 from approximately $1,466 thousand for the six months ended June 30, 2025. The increase was primarily attributable to an approximately $981 thousand increase in salaries and related expenses, mainly due to the reinstatement of salaries that had been reduced in the comparable period in 2025, an increase in research and development personnel, a discretionary bonus granted during this period, the impact of changes in the U.S. dollar/NIS exchange rate on expenses denominated in NIS, as well as an approximately $246 thousand increase in share-based compensation expenses resulting from two new equity grants.

Sales and marketing expenses

Sales and marketing expenses increased by approximately $321 thousand, or 35%, to approximately $1,240 thousand for the six months ended June 30, 2026, from approximately $919 thousand for the six months ended June 30, 2025. The increase was primarily attributable to an approximately $144 thousand increase in payroll expenses resulting from the reinstatement of salaries that had been reduced in the comparable period, increased headcount, the impact of changes in the U.S. dollar/NIS exchange rate, an approximately $39 thousand increase in share-based compensation expenses, a $205 thousand increase in conference and trade show expenses, and an increase of $51 thousand in consulting expenses, partially offset by a $122 thousand decrease in advertising expenses.

General and administrative expenses

General and administrative expenses increased by approximately $685 thousand, or 56.1%, to approximately $1,905 thousand for the six months ended June 30, 2026, from approximately $1,220 thousand for the six months ended June 30, 2025. The increase was primarily due to an approximately $470 thousand increase in payroll expenses resulting from the reinstatement of salaries that had been reduced in the comparable period, the devaluation of the U.S. dollar against the NIS, a discretionary bonus granted during this period, as well as an approximately $240 thousand increase in share-based compensation expenses, partially offset by a $30 thousand decrease in professional services expenses.

Financing income, net

Financing income, net was approximately $351 thousand for the six months ended June 30, 2026, compared to financing income, net of approximately $48 thousand for the six months ended June 30, 2025. The increase was primarily related to interest income on short-term deposits resulting from capital raised over the last year.

Comprehensive and net loss

As a result of the foregoing, our total comprehensive and net loss for the six months period ended June 30, 2026 was approximately $5,520 thousand, compared to approximately $3,715 thousand for the same period ended June 30, 2025, an increase of approximately $1,805 thousand, or 48.6%, total comprehensive and net loss.

Liquidity and Capital Resources

Overview

We are still in a transition phase from development stage to an early stage of generating revenues. Therefore, we have suffered recurring losses from operations and negative cash flows from operations since inception. Our operations have been funded substantially through issuance of convertible securities to certain investors which were converted to equity, issuances of Ordinary Shares and warrants, and through Israeli governmental grants. We expect to continue to fund our operations through fundings such as issuances of Ordinary Shares and warrants, convertible securities, and through Israeli governmental grants. There is no assurance that such financings will be obtained.

As of June 30, 2026, we had approximately $18,841 thousand in cash and cash equivalents and short-term deposits. We continue to generate negative operating cash flow so far in 2026.

As of June 30, 2026, we had incurred accumulated losses of $42,729 thousand and we expect to continue to fund our existing operations through issuances of Ordinary Shares and warrants, convertible securities, and through Israeli governmental grants. There is no assurance that such financing will be obtained. We believe that our existing cash, including the proceeds from our recent offerings of Ordinary Shares, will be sufficient to support working capital and capital expenditure requirements of our existing business and operations as of the date of this report, through mid-2028.

Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the time that we will be able to generate significant revenues;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses, including insurance, professional services and litigation expenses resulting from litigation related to shareholder activism or otherwise.

On August 7, 2026, we and J.B.D Innovation Ltd., or JBD, entered into a side letter, or the Side Letter, pursuant to which JBD irrevocably committed, for a period of 24 months commencing on the date thereof, to provide financing to us if our board of directors determines in good faith, based on our then-current operating plan, projected cash requirements and other relevant financial information, that we do not have sufficient financial resources to fund our currently existing operations for at least the following 24 months. If such condition is satisfied, JBD has agreed to provide, either directly or through one or more of its affiliates or another financing vehicle designated by JBD, debt financing to us in an aggregate principal amount of not less than $12.0 million, or the Financing Commitment, for the purpose of funding our ongoing business operations. The Financing Commitment will be provided in the form of debt convertible into Ordinary Shares and will be documented pursuant to one or more definitive financing agreements. The structure and commercial terms of such convertible debt financing, including the amount and timing of funding, interest rate, if applicable, maturity, repayment terms, conversion mechanics, prepayment provisions, events of default, security, if any, financial covenants and other customary terms, will be negotiated and agreed in good faith between JBD and the board of directors then in office. The Side Letter does not obligate JBD to provide any funding as of the date thereof, and JBD’s obligation to provide the Financing Commitment will arise only upon the occurrence of the condition as described in the Side Letter.

Until we can generate significant recurring revenues, profit and cash flow provided by operating activity we expect to satisfy future cash needs through existing cash, debt or equity financings as well as governmental grants and proceeds from exercises of options and warrants. In the event that we require additional financing, we may not be able to raise such financing, whether under the Side Letter or otherwise, on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

Cash Flows

The following table presents our cash flows for the periods indicated:

	Six Months Ended June 30,
U.S. dollars in thousands	2026	2025
Net cash used in operating activities	(4,172)	(2,967)

Net cash used in investing activities	(6,215)	(529)

Net cash provided by financing activities	4,564	2,471

Net decrease in cash and cash equivalents	(5,823)	(1,025)

Net cash used in operating activities

We have generated negative cash flows. Our primary uses of cash from operating activities are labor cost, cost of goods, professional services and research and development expenses.

Cash used in operating activities mainly consists of our net loss adjusted for certain non-cash items, including share-based compensation, accrued interest on deposits, depreciation expenses and changes in operating assets and liabilities during each period.

During the six months ended June 30, 2026 and 2025, net cash used in operating activities were approximately $4,172 thousand and approximately $2,967 thousand, respectively. The cash flow used in operating activities during the six months ended June 30, 2026 was mainly attributable to a net loss of approximately $5,520, partially offset by approximately $953 thousand of non-cash expenses related to share-based compensation, a $191 thousand decrease in inventory (including write off provision), a $143 thousand decrease in prepaid expenses and other receivables, and a $149 thousand increase in accrued payroll and other employment related accruals. The cash flow used in operating activities during the six months ended June 30, 2025 was mainly attributable to a net loss of approximately $3,715 thousand, partially offset by an increase in accrued payroll and other employment related accruals, decrease in inventory and prepaid expenses.

Net cash used in investing activities

Cash used in investing activities for the six months ended June 30, 2026 and 2025 was approximately $6,215 thousand and approximately $529 thousand, respectively. The cash flow used in investing activities during the six months ended June 30, 2026 and 2025 was mainly attributable to an increase in short-term deposits during the periods.

Net cash provided by financing activities

Cash provided by financing activities during the six months ended June 30, 2026, totaled approximately $4,564 thousand, as compared to $2,471 thousand during the six months ended June 30, 2025. Cash provided by financing activities during the six months ended June 30, 2026 was attributable to the proceeds from a warrant inducement agreement. Cash provided by financing activities during the six months ended June 30, 2025 was mainly comprised of the proceeds from best efforts equity offering and warrant inducement agreement pursuant to the April 2025 Inducement Letter (as defined below), partially offset by the repayment of a convertible promissory note.

Financial arrangements

On June 6, 2024, we entered into a Standby Equity Purchase Agreement, or SEPA, with YA II PN, Ltd., or YA, a fund managed by Yorkville Advisors Global, L.P. Pursuant to the terms of the SEPA, YA committed to purchase up to $10 million, or the Commitment Amount, of Ordinary Shares at any time during the three-year period following the execution date of the SEPA. In connection with the SEPA, we could request pre-paid advances of the Commitment Amount, in an amount up to $3.0 million, each a Pre-Paid Advance. Each Pre-Paid Advance was evidenced by a promissory note, each, a Promissory Note. Each Promissory Note was to fully mature 12-months following its issuance and accrued interest on the outstanding principal balance thereon at a rate of 6% per annum, increasing to 18% per annum upon an Event of Default (as defined in the Promissory Note). Beginning 60 days after the issuance of a Promissory Note, we were required to pay to YA a monthly installment payment of 10% of the original principal amount of the Promissory Note and accrued interest, payable in cash or by submitting an Advance Notice, where YA would offset the amount due to be paid to us under such notice against an equal amount of the monthly installment amount, at our option. If we elected to pay in cash, the installment amount also included a payment premium in the amount of 5% of the principal amount of the installment payment. We started to raise funds under the SEPA at the end of June 2024 and sold 34,131 Ordinary Shares for aggregate gross proceeds of approximately $4.6 million. During 2025 and 2026, the Company did not issue any Ordinary Shares pursuant to the SEPA. We requested and received a Pre-Paid Advance in the amount of $2.0 million. On February 6, 2025, we repaid our outstanding balance pursuant to the SEPA.

In October 2024, we effected a one-for-twenty (1-for-20) reverse stock split of our Ordinary Shares, or the October Reverse Split. As a result of the October Reverse Split, every 20 Ordinary Shares issued and outstanding were combined into one Ordinary Share. All outstanding securities entitling their holders to purchase Ordinary Shares, including options and warrants, were adjusted as a result of the October Reverse Split, as required by the terms of those securities. The October Reverse Split changed the par value of the Ordinary Shares from NIS 0.01 to zero par value per share.

Following approval by our shareholders in February 2025, after market close on March 13, 2025, we effected a reverse share split of our issued and outstanding Ordinary Shares, at a ratio of 1-for-4. As a result of the reverse share split, every 4 Ordinary Shares were consolidated into one Ordinary Share, and every 4 tradable warrants were consolidated into one warrant. In addition, the exercise price underlying each warrant was proportionately adjusted. Our Ordinary Shares began trading on the Nasdaq Capital Market on a post-reverse split basis at the open of the market on March 17, 2025. All outstanding securities entitling their holders to purchase Ordinary Shares, including options and warrants, were adjusted as a result of the reverse share split, as required by the terms of those securities. The implementation of the reverse share split did not amend our registered share capital under our amended and restated articles of association, as currently in effect, which consists of 50,000,000 Ordinary Shares.

On September 9, 2025, our board of directors approved an increase of our authorized share capital by 450,000,000 Ordinary Shares. This increase was subsequently approved by our shareholders on October 24, 2025. Following these approvals, our authorized share capital increased to 500,000,000 Ordinary Shares. In addition, following approval by our shareholders in February 2026, after market close on March 6, 2026, we announced an additional reverse share split of our issued and outstanding Ordinary Shares, at a ratio of 1-for-3, which became effective on March 11, 2026. As a result of the reverse share split, every three Ordinary Shares were consolidated into one Ordinary Share, and every three tradable warrants were consolidated into one warrant. In addition, the exercise price of each underlying warrant was proportionately adjusted. Our Ordinary Shares began trading on the Nasdaq Capital Market on a post-reverse split basis at the open of the market on March 11, 2026. The implementation of the reverse share split did not amend our registered share capital under our amended and restated articles of association, as currently in effect, which consists of 500,000,000 Ordinary Shares.

Following approval by our shareholders in June 2026, before market open on June 17, 2026, we announced an additional reverse share split of our issued and outstanding Ordinary Shares, at a ratio of 1-for-3, which became effective on June 22, 2026. As a result of the reverse share split, every three Ordinary Shares were consolidated into one Ordinary Share, and every three tradable warrants were consolidated into one warrant. In addition, the exercise price of each underlying warrant was proportionately adjusted. Our Ordinary Shares began trading on the Nasdaq Capital Market on a post-reverse split basis at the open of the market on June 22, 2026. All outstanding securities entitling their holders to purchase Ordinary Shares, including options and warrants, were adjusted as a result of the reverse share split, as required by the terms of those securities. The implementation of the reverse share split did not amend our registered share capital under our amended and restated articles of association, as currently in effect, which consists of 500,000,000 Ordinary Shares.

The number of Ordinary Shares available for issuance under our equity incentive plans has been adjusted by the same 1-for-4 ratio, 1-for-3 ratio and for an additional 1-for-3 ratio. In addition, a proportionate, upwards adjustment to the per share exercise price, and a corresponding decrease to the number of Ordinary Shares issuable upon exercise, was made to all outstanding options entitling the holders to purchase Ordinary Shares. Similarly, a proportionate downwards adjustment was made to the number of Ordinary Shares issuable upon settlement of our outstanding Restricted Share Units, or RSUs.

On January 30, 2025, we closed a “reasonable best efforts” public offering with an investor, or the Holder, for the purchase and sale of 9,583 Ordinary Shares, pre-funded warrants to purchase up to 59,861 Ordinary Shares and warrants to purchase up to 69,444 Ordinary Shares, at a combined offering price of $36.00 per share and accompanying warrant and a combined offering price of $35.9964 per pre-funded warrant and warrant. We received aggregate gross proceeds of approximately $2.5 million, before deducting placement agent fees and other offering expenses. The warrants, or the January 2025 Warrants, have an exercise price of $36.00 per Ordinary Share, are exercisable immediately and expire five years from the issuance date. The pre-funded warrants have an exercise price of $0.0036 per Ordinary Share, were immediately exercisable upon issuance and may be exercised at any time until the pre-funded Warrants are exercised in full (subject to certain beneficial ownership limitations).

In connection with the offering, the Company also agreed to amend existing warrants that were previously issued on November 27, 2024 to the Holder to purchase up to 22,833 Ordinary Shares, with an exercise price of $90.00 per share. Such existing warrants have been amended to reduce the exercise price to $36.00 per share and now expire five years following the closing of the offering.

On April 30, 2025, we closed an inducement transaction pursuant to an inducement offer letter agreement, or the April 2025 Inducement Letter, entered into on April 29, 2025, with the Holder regarding certain of our existing warrants to purchase Ordinary Shares. The existing warrants consisted of (i) warrants that we had issued in November 2024 and (ii) the January 2025 Warrants, or the Existing Warrants. Pursuant to the April 2025 Inducement Letter, the Holder exercised for cash its Existing Warrants to purchase an aggregate of 92,278 Ordinary Shares at a reduced exercise price of $13.05 per Ordinary Share. We received aggregate gross proceeds of approximately $1.2 million, before deducting placement agent fees and other offering expenses. In consideration for the immediate exercise of the Existing Warrants, we issued 184,556 warrants to purchase up to 184,556 Ordinary Shares at an exercise price of $13.05 per share, or the April 2025 Warrants. The April 2025 Warrants were immediately exercisable upon issuance and will expire five years from issuance.

On August 7, 2025, we closed an inducement transaction pursuant to an inducement offer letter agreement, or the August 2025 Inducement Letter, entered into on August 6, 2025, with the Holder to purchase the Ordinary Shares underlying the April 2025 Warrants. Pursuant to the August 2025 Inducement Letter, the Holder exercised for cash the April 2025 Warrants to purchase an aggregate of 184,556 Ordinary Shares at an exercise price of $13.05 per Ordinary Share. We received aggregate gross proceeds of approximately $2.4 million, before deducting fees and other offering expenses. In consideration for the immediate exercise of the April 2025 Warrants, we agreed to issue 369,111 warrants to purchase up to 369,111 Ordinary Shares at an exercise price of $15.39 per share, or the August 2025 Warrants. The issuance of the August 2025 Warrants was subject to approval by our shareholders, which was obtained on October 24, 2025. The August 2025 Warrants were exercisable immediately upon shareholder approval and expire five years from the date of shareholder approval.

On September 12, 2025, we closed a registered direct offering with the Holder for the issuance and sale of 48,889 Ordinary Shares, and pre-funded warrants to purchase up to 62,222 Ordinary Shares, and a concurrent private placement for the sale of warrants to purchase up to 111,111 Ordinary Shares, at an offering price of $36.00 per Ordinary Share and an offering price of $35.991 per pre-funded warrant. We received aggregate gross proceeds of approximately $4.0 million, before deducting placement agent fees and other offering expenses. The warrants issued pursuant to the concurrent private placement, or the September 12 Warrants, had an exercise price of $36.00 per Ordinary Share, were immediately exercisable and would expire five years following the date of issuance. Following the closing of the private placement on October 30, 2025 and after obtaining shareholder approval on February 19, 2026, the exercise price of these warrants was reduced to $24.03 per share. The September 12 Warrants will expire five years from the date of shareholder approval. The pre-funded warrants have an exercise price of $0.0009 per Ordinary Share, were immediately exercisable upon issuance and may be exercised at any time until the pre-funded warrants are exercised in full (subject to certain beneficial ownership limitations). On September 12, 2025, the Holder exercised all 62,222 of the pre-funded warrants.

On September 15, 2025, we closed a registered direct offering with the Holder for the issuance and sale of 48,889 Ordinary Shares, and pre-funded warrants to purchase up to 25,555 Ordinary Shares, and a concurrent private placement for the sale of warrants to purchase up to 74,444 Ordinary Shares, at an offering price of $54.00 per Ordinary Share and an offering price of $53.9991 per pre-funded warrant. We received aggregate gross proceeds of approximately $4.0 million, before deducting placement agent fees and other offering expenses. The warrants issued pursuant to the concurrent private placement, or the September 15 Warrants, and together with the September 12 Warrants, the September 2025 Warrants, had an exercise price of $54.00 per Ordinary Share, were immediately exercisable and would expire on September 16, 2030, the first business day following the fifth anniversary of the date of issuance. Following the closing of the private placement on October 30, 2025 and after obtaining shareholder approval on February 19, 2026, the exercise price of these warrants was reduced to $24.03 per share. The September 15 Warrants will expire five years from the date of shareholder approval. The pre-funded warrants have an exercise price of $0.0009 per Ordinary Share, were immediately exercisable upon issuance and may be exercised at any time until the pre-funded warrants are exercised in full (subject to certain beneficial ownership limitations). On September 15, 2025, the Holder exercised all 25,555 of the pre-funded warrants.

On September 25, 2025, we entered into an at-the-market, or ATM, equity offering program with A.G.P./Alliance Global Partners, or AGP, pursuant to which we may issue and sell from time to time through AGP, up to $7,400,000 of our Ordinary Shares in the open market. On October 29, 2025, we filed an amendment to our prospectus supplement to reduce the maximum aggregate offering price available under the ATM from $7,400,000 to $3,864,566. As of June 30, 2026, we had issued an aggregate of 37,360 Ordinary Shares under the ATM for gross proceeds of approximately $1.3 million ($1.2 million net proceeds).

On October 30, 2025, we closed a registered direct offering with the Holder for the issuance and sale of 72,778 Ordinary Shares and pre-funded warrants to purchase up to 63,889 Ordinary Shares, at an offering price of $24.03 per Ordinary Share and an offering price of $24.0291 per pre-funded warrant. In connection with the registered direct offering, we also agreed to issue, in a concurrent private placement, warrants to purchase up to 136,667 Ordinary Shares at an exercise price of $24.03 per Ordinary Share, or the October 2025 Warrants. We received aggregate gross proceeds of approximately $3.3 million, before deducting placement agent fees and other offering expenses. The issuance of October 2025 Warrants was subject to approval by our shareholders, which was obtained on February 19, 2026. The October 2025 Warrants were exercisable immediately upon shareholder approval and expire five years from the date of shareholder approval. The pre-funded warrants have an exercise price of $0.0009 per Ordinary Share, were immediately exercisable upon issuance and may be exercised at any time until the pre-funded warrants are exercised in full (subject to certain beneficial ownership limitations). On October 30, 2025, the Holder exercised all 63,889 of the pre-funded warrants.

On December 1, 2025, we closed an inducement transaction pursuant to an inducement offer letter agreement, or the November 2025 Inducement Letter, entered into on November 26, 2025, with the Holder to purchase the Ordinary Shares underlying the August 2025 Warrants. Pursuant to the November 2025 Inducement Letter, the Holder exercised for cash the August 2025 Warrants to purchase an aggregate of 369,111 Ordinary Shares at an exercise price of $15.39 per Ordinary Share. We received aggregate gross proceeds of approximately $5.68 million, before deducting fees and other offering expenses. In consideration for the exercise of the August 2025 Warrants, we agreed to issue warrants to purchase up to 645,944 Ordinary Shares at an exercise price of $16.74 per share, or the November 2025 Warrants. The issuance of the November 2025 Warrants was subject to approval by our shareholders which was obtained on February 19, 2026. The November 2025 Warrants were exercisable immediately upon shareholder approval and expire five years from the date of shareholder approval.

On April 21, 2026, we closed an inducement transaction pursuant to an inducement offer letter agreement, or the April 2026 Inducement Letter, entered into on April 20, 2026, with the Holder to purchase the Ordinary Shares underlying the September 2025 Warrants, the October 2025 Warrants and the November 2025 Warrants. Pursuant to the April 2026 Inducement Letter, the Holder exercised for cash the September 2025 Warrants, the October 2025 Warrants and the November 2025 Warrants to purchase an aggregate of 968,166 Ordinary Shares at an exercise price of $5.19 per Ordinary Share. We received aggregate gross proceeds of approximately $5.02 million, before deducting fees and other offering expenses. In consideration for the exercise of the September 2025 Warrants, the October 2025 Warrants and the November 2025 Warrants, we agreed to issue warrants to purchase up to 1,694,291 Ordinary Shares at an exercise price of $4.53 per share, or the April 2026 Warrants. The April 2026 Warrants were exercisable immediately upon issuance and expire five years from the date of the issuance.

On August 10, 2026, pursuant to a Securities Purchase Agreement with the Holder, we issued and sold, in a private placement by us directly to the Holder, or the Offering: (i) 240,000 of Ordinary Shares, at a purchase price of $3.285; (ii) pre-funded warrants to acquire up to 760,000 Ordinary Shares, at a purchase price of $3.2849, together with accompanying ordinary warrants to acquire an aggregate of up to 1,000,000 Ordinary Shares, or the Ordinary Warrants, at an exercise price of $3.16 per Ordinary Share. Each pre-funded warrant represents the right to purchase one Ordinary Share at an exercise price of $0.0001 per share. The Pre-Funded Warrants were exercisable immediately and may be exercised at any time until the pre-funded warrants are exercised in full (subject to the beneficial ownership limitation contained therein). The Ordinary Warrants were exercisable immediately upon issuance, and expire five years following the date of issuance.

We received aggregate gross proceeds of approximately $3.3 million, before deducting placement agent fees and other offering expenses. We intend to use the net proceeds from the Offering for the continued commercialization of its Mudra products, development and manufacturing of its next-generation product lines, advancement of its AI6 Labs initiatives, including in the Physical AI and Robotics vertical, potential strategic transactions and working capital and other general corporate purposes.

Off-Balance Sheet Arrangements

We have off-balance sheet arrangements in connection with our research and development agreements with the Israeli Innovation Authority, or the IIA. Under the applicable laws, we are required to pay royalties at the rate of 3%-4% of sales of products developed with the funds provided by the IIA, up to an amount equal to 100% of the IIA research and development grants received, linked to the dollar including accrued interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. We are obligated to repay the Israeli government for the grants received only to the extent that there are revenues of the funded products (currently all the Company’s products). The royalty payments to the IIA are on a semi-annual basis. As of June 30, 2026, we had a contingent obligation to pay royalties to the IIA in the principal amounted of $2.53 million.

In addition, the terms of the grants under the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, and related regulations require that the manufacturing of products resulting from IIA-funded programs be carried out in Israel, unless a prior written approval of the IIA is obtained. In December 2022, we received an approval from the IIA to transfer some of our manufacturing activities abroad. As a condition for obtaining approval to manufacture outside of Israel (or following a declaration that up to 10% of the production is transferred abroad), we would be required to pay increased royalties, which usually amount to 1% in addition to the standard royalties rate 3%-3.5%, and also the total amount of our liability to IIA may be increased to between 100% and 150% of the grants we received from IIA, depending on the manufacturing volume that is performed outside of Israel (less royalties already paid to IIA). For more information, see also “Item 10.E – Taxation – Israeli Tax Considerations and Government Programs – Tax Benefits and Grants for Research and Development” in our Annual Report.

In January 2023, the IIA approved a program to finance further development of our manufacturing process of our wearable neural interface in Israel, for a period of 12 months starting February 1, 2023. The approved program is in amount of approximately $900 thousand, of which the IIA financed 60%.

In December 2025, the IIA approved a pilot program for the adaptation of the Company’s Mudra neurological human–machine interface as a rehabilitative tool for grip force regulation. The planned pilot site is Soroka University Medical Center. The total approved budget for the program is approximately $765 thousand, of which the IIA participation rate is 30%. The program period is one year. The grant received under the program is subject to the payment of royalties to the IIA, contingent upon future revenues derived from the program, in accordance with the terms of the approval.

We also have off-balance sheet arrangements in connection with our sales and marketing agreement with the Israeli Ministry of Economy and Industry, or the IMEI. Under the applicable laws, if the export revenues in the defined target market increase by $311 thousand compared to the base year, we would be required to pay royalties at the rate of 3% of the increase. The royalty payments to the IMEI are 3% of the excess of Company’s annual revenues from the Mudra Band in the U.S. market in each year commencing 2022 over the Company’s 2020 actual revenues from the U.S. market plus NIS 1 million (i.e., 3% on revenues in the U.S. market in each year, exceeding approximately $311 thousand). The royalty payments to the IMEI are on an annual basis. As of June 30, 2026, the maximum obligation with respect to the grant received from the IMEI, contingent upon entitled future sales, was $95 thousand linked to the consumer price index.

We do not believe that off-balance sheet arrangements and commitments (with the exception of our lease contract, which may have some impact on our expenses and results of operations) are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Research and development, patents and licenses, etc.

For a description of our research and development, programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5A. Operating Results – Operating Expenses – Research and Development Expenses, net” and “Item 5.A. Results of Operations – Comparison of the years ended December 31, 2025 and December 31, 2024 – Research and Development Expenses, net” in our Annual Report.

Trend Information

As of the date of this report, we employ 32 full-time employees (including one employee located in Lithuania and one employee located in the United States), and 11 part-time employees. We have five sub-contractors located in India, performing front end software application development. We intend to maintain this number of employees and expenses during 2026, mainly to support our business development activities, the continuous research and development activity of our Mudra technology, and to manufacture the Mudra Band, which includes the purchase of components, manufacturing of components, and assembly of the product.

Following the delivery of our first B2C consumer product, the “Mudra Band”, starting the beginning of 2025 we also deliver the second B2C consumer product, the “Mudra Link” wristband, a universal gesture control neural wristband wearable which allows users to control any Bluetooth compatible device regardless of the operating system.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that are the most important to the portrayal of the Company’s financial condition and results of operations, and that require the most difficult, subjective and complex judgments. The most critical accounting policies, discussed below, pertain to areas where judgment of management, historical factors and estimates require a high degree of involvement when determining the final reported balance in the Company’s consolidated financial statements and the related notes thereto for the six months ended June 30, 2026, included elsewhere in this Report on Form 6-K.

Revenue recognition

Revenue is recognized when (or as) control of the promised goods or services is transferred to the customer, and in an amount that reflects the consideration we are contractually due in exchange for those services or goods. We follow five steps to record revenue: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy our performance obligations.

In 2023, we started production of our B2C consumer product, the “Mudra Band” and started to generate revenues, all of which were pre-paid. The Mudra Band allows touchless operation and control of the watch and iPhone by using an app which is considered combined with the band as one performance obligation.

In September 2024, we launched the Mudra Link, a universal gesture control wearable wristband and it was opened for pre-orders. In January 2025, we started delivering the Mudra Link to our B2C customers.

Revenue derived from the sale of Mudra Band and Mudra Link are recognized at a point of time when control transfers to the customer. We believe that the delivery date is the most appropriate point in time indicating control has transferred to the customer.

A pilot transaction has multiple performance obligations and it generally takes a few months but less than one year.

Each Mudra Development Kit sale has multiple performance obligations.

In those transactions, each obligation: hardware and API (for Mudra Development Kit) and tailor-made software application and technical support (for a pilot transaction) is distinct and separately identifiable:

●	the amount allocated to the delivered items is recognized upon delivery,

●	the amount allocated to API is recognized over the API period, and

●	the amount allocated to the technical support is recognized over the service period (pilot period).

The payment terms of Mudra Development Kit sales are upon delivery of the hardware and of pilot transactions within the pilot period.

Inventory write off

We periodically evaluate the inventory quantities on hand relative to historical and projected sales volumes, current and historical selling prices. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, market prices lower than cost and adjusted revenue forecasts. Such write-offs are recognized in our consolidated statements of comprehensive loss. During the periods ended June 30, 2026 and June 30, 2025, we recorded inventory write-offs in the amounts of $67 and $175 thousand, respectively.

The process of evaluating these write-offs often requires the Company to make subjective judgments and estimates concerning future sales potential at which such inventory will be sold in the normal course of business. Incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed of or sold. Given the significant assumptions required and the possibility that actual conditions will differ, we consider the valuations to be a critical accounting estimate.

Governmental grants

The Company receives royalty-bearing grants from the Israeli government for approved research and development projects and marketing efforts. These grants are recognized at the time the Company is entitled to such grants based on the costs incurred or milestones achieved as provided by the relevant agreement and included as a deduction from research and development or sales and marketing expenses, respectively.

Equity Incentive Plans

In September 2015, our board of directors adopted the Company 2015 Share Option Plan, as amended, or the 2015 Plan, pursuant to the provisions of the Israeli Income Tax Ordinance. Following several amendments, our board of directors currently has the discretion to grant options to purchase Ordinary Shares from a pool of up to 4,436 Ordinary Shares. The number of Ordinary Shares in the pool is also subject to adjustment under certain circumstances (e.g., reorganization of our equity capital). As of August 24, 2026, 525 Ordinary Shares had been issued upon the exercise of options, 2,344 options had been allocated and/or granted but had not been exercised, and 1,567 Ordinary Shares remained available for future grants. In September 2025, our board of directors extended the 2015 Plan for additional 10 years, until September 2035.

On August 15, 2024, our board of directors approved the 2024 Global Equity Incentive Plan, or the Incentive Plan, which provides for the issuance of up to 6,348 Ordinary Shares. The Incentive Plan is subject to the approval of the Israeli Tax Authorities. In addition, the Incentive Plan includes an annex that governs the grants of awards to employees and other service providers who are citizens or resident aliens of the United States, subject to the approval of the Company’s shareholders. The Incentive Plan was approved at the shareholders meeting held on September 26, 2024. On December 20, 2024, our board of directors approved an increase in the number of Ordinary Shares reserved for the Incentive Plan to 15,721. On September 9, 2025, our board of directors approved an increase of 72,640 Ordinary Shares reserved for the Incentive Plan, such that there are total of 88,361 Ordinary Shares underlying options or RSUs, granted (including RSUs that were exercised into Ordinary Shares) or reserved for future issuance under the Incentive Plan. On November 27, 2025, our board of directors approved an additional increase in the number of Ordinary Shares reserved for issuance under the Incentive Plan by 186,512 from 88,361 to 274,873, which reflected 20% of our fully diluted share capital as of November 26, 2025. On February 19, 2026, our board of directors approved an increase in the number of Ordinary Shares reserved for issuance under the Incentive Plan by 159,079, from 274,873 shares to 433,952 shares, to 20% of our issued and outstanding share capital on a fully diluted basis.

The Incentive Plan provides for the grant of options, shares, restricted shares or RSUs to employees, non-employee directors, consultants, advisors, or service providers of the Company, as well as employees, non-employee directors, consultants, advisors, or service providers of any affiliate of the Company.

During the six months period ended June 30, 2025, the Company issued 5,133 Ordinary Shares upon the settlement of vested RSUs and did not grant any new RSUs to purchase Ordinary Shares. During the six months period ended June 30, 2026, the Company issued 40,092 Ordinary Shares upon the settlement of vested RSUs.

On August 15, 2024, we adopted the 2024 Employee Stock Purchase Plan, or the ESPP, which provides for the issuance of up to 6,944 Ordinary Shares and includes an annex that governs the grants of awards to employees who are residents of the State of Israel. The ESPP was approved at the shareholders meeting held on September 26, 2024. Generally, all of our employees will be eligible to participate in the ESPP if they are employed by us, or employees of any participating subsidiary, provided that they have been employed by us or subsidiary for more than five months in a calendar year. The ESPP permits participants to purchase Ordinary Shares through payroll deductions in an amount equal to a whole percentage of from one to 15% of their ESPP eligible compensation (or such other limited established by the administrator in accordance with the terms of our ESPP) in an offering. The purchase price of the shares will be determined by the Compensation Committee of the board of directors in accordance with the terms of the ESPP, but the option price shall not be less than the lesser of 85 percent of the fair market value of the shares on the offering date, or 85 percent of the fair market value of the shares on the exercise date. There have been no issuances under the ESPP as of August 24, 2026.

Risk Factors

In addition to the other information set forth in this Management’s Discussion and Analysis of Financial Condition and Results of Operation, you should carefully consider the risk factors discussed and set forth under Item 3.D. “Risk Factors” in our Annual Report, which could materially affect our business, financial condition or future results.

Shareholder activism and changes to our Board of Directors could materially and adversely affect our business, financial condition and the market price of our ordinary shares.

We may be subject to campaigns by activist shareholders. For example, on July 27, 2026, JBD and Victor Tshuva & Co. – Law Offices delivered a demand that we convene a special general meeting of shareholders to consider, among other matters, amendments to our amended and restated articles of association, the removal of four of the five current members of our board of directors and the election of four nominees designated by the proposing shareholders. As a result of this demand and related litigation that ensued shortly after the demand letter, we agreed to appoint four new directors to our board of directors, who joined our board of directors on August 13, 2026. Simultaneously, two of our directors resigned from our board of directors.

Activist campaigns may create uncertainty regarding our future direction, strategy and leadership. This uncertainty could adversely affect our relationships with management, employees, customers, suppliers, strategic partners and other business counterparties and could make it more difficult for us to attract and retain qualified personnel. The public nature of an activist campaign may also increase volatility in the market price of our ordinary shares and adversely affect our ability to raise capital on favorable terms, or at all.

The resulting change in the composition of our board of directors could lead to changes in our business strategy, capital-allocation priorities or management and could disrupt ongoing operations and initiatives. There can be no assurance that any newly elected directors would support our existing strategy.